

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 13, 2017

Steve Wolosky, Esq.
Olshan Frome Wolosky LLP
1325 Avenue of the Americas
New York, NY 10019

Re: **Rent-A-Center, Inc.**
        Revised Preliminary Proxy Statement on Schedule 14A filed by Engaged
        Capital Flagship Master Fund, LP, Glenn W. Welling, et al.
        Filed April 12, 2017
        File No. 1-38047

Dear Mr. Wolosky:

We have reviewed the filing above and the related letter dated April 12, 2017 responding to our comment letter dated April 7, 2017, and we have the following additional comments.

Revised Preliminary Proxy Statement

1.   A reasonable factual basis must exist for each statement or assertion of opinion or belief. Support for any such opinions or beliefs should be self-evident, disclosed in the soliciting materials or provided to the staff on a supplemental basis with a view toward disclosure. Please provide support for the following and revise accordingly:

        • "…we believe Rent-A-Center has grown Acceptance Now by reducing rental standards, and as a result, high levels of merchandise returns have flooded Core U.S. sales floors causing the Core stores to be competitively disadvantaged to peers."

2.   Disclosure on page 6 indicates that "[a]t the time the Poison Pill was adopted, Engaged Capital had beneficial ownership of approximately 16.9% of the outstanding shares of Common Stock and combined beneficial and economic ownership interest in approximately 20.5% of the outstanding shares of Common Stock." Please consider supplementing the disclosure to explain the reference to economic ownership interest.

3.   We note that Mr. Butler currently serves as Chief Executive Officer, President and a director of A Team Leasing, which we understand operates rent-to-own stores in competition with the Company. With a view towards disclosure in the proxy statement, please advise whether Mr. Butler's role at A Team Leasing presents any issues or risks with respect to his service as director of the Company, including (i) potential violations of Section 8 of the Clayton Act, related to competitive interlocks between two companies; (ii) potential conflicts of interest; (iii) adherence to the Company's corporate

governance policies; and (iv) potential restrictions placed on Mr. Butler as a member of the Company's board of directors.

* * *

We remind you that the filing persons are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact me at (202) 551-3444 with any questions.

Sincerely,

/s/ Perry J. Hindin

Perry J. Hindin
Special Counsel
Office of Mergers and Acquisitions